Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective November 20, 2015, Voya Variable Portfolios, Inc. registered Class R6 Shares on behalf of Voya Small Company Portfolio. In addition, at its September 10, 2015 meeting, the Board of Directors approved the agreements and other routine matters with respect to the establishment of the Portfolio’s Class R6 shares.